UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   June 18, 2009

ALYST ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-33563	20-5385199
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

233 East 69th Street, #6J New York, New York	10021
(Address of Principal Executive Offices)	(Zip Code)

      (646) 290-6104
Registrant’s Telephone Number, Including Area Code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items to be Included in this Report

Item 8.01 Other Events

Alyst Acquisition Corp. (“Alyst”) issued a press release on June 18, 2009, announcing that the special meeting of stockholders to vote on the proposed business combination with China Networks Media Ltd., a joint-venture provider of broadcast television services in the People’s Republic of China, has been rescheduled and will now take place on Wednesday, June 24, 2009 at 4:30 pm., Eastern time, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, 2nd Floor, New York, New York 10173.  The meeting was previously scheduled to be held on Tuesday, June 23, 2009.  The record date for the special meeting has not been changed and remains May 29, 2009.  Stockholders who have previously sent in proxy cards or given instructions to brokers do not need to do so again.  A copy of the press release for such announcement is attached to this Current Report on Form 8-K as Exhibit 99.1, which is hereby incorporated by reference herein.

Item 9.01.  Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.	Description
99.1	Press Release, dated June 18, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALYST ACQUISITION CORP.

	By:	/s/ Michael E. Weksel
Date: June 18, 2009	Name:	Michael E. Weksel
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated June 18, 2009